                       G. DAVID GORDON & ASSOCIATES, P.C.
                          7633 E 63rd Place, Suite 210
                              Tulsa, Oklahoma 74133
                                                                  (918) 254-4997



                                December 21, 2005





Nasreen Mohammed
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549


          RE:  WORLD MARKETING, INC.
               REGISTRATION NO. 333-129148

Dear Mr. Mohammed:

         Pursuant to our discussions and your letter date November 18, 2005, this letter shall serve as World Marketing, Inc.'s (the "Company") response to your initial comments on the SB-2 Registration Statement.

         Attached as Exhibit "A" are the responses. We have addressed each and every comment in the same order as outlined in your November 18, 2005 letter.

         Should you need any further information, do not hesitate to contact me.




                                          Very truly yours,

                                          G. DAVID GORDON & ASSOCIATES, P.C.


                                          /s/ G. David Gordon
                                          G. David Gordon

GDG:saw

Exhibit A

General
-------

1. In your next amendment, we encourage you to provide us with three typeset copies of your registration statement so that we many verify the formatting of your prospectus. For example, it isn't clear to us whether you have set forth the legends on the prospectus cover page in all capital letters or whether all capital letter simply indicates that you have set forth the legends in bold.

         Response:  We will provide when available.

2. Rather than using the term "Company," please use "we," your actual company name or a shortened version of it throughout your prospectus.

         Response: We have revised the prospectus to use "we" and "us" in place of the term "Company."


Prospectus Cover Page
---------------------

3. We note your disclosure in the third paragraph that "[p]rior to this offering, there has been no market for our securities." Please revise to simply state that there is no public market for your common stock.

         Response: We have revised the first sentence of the third paragraph to read as follows:

         "There is no market for our common stock."

Item 3. Summary Information and Risk Factors, page 4
----------------------------------------------------

         Business, page 4
         ----------------

4. We note your disclosure that "[t]he Company expects to acquire real estate using cash, mortgage financing or its common stock or any combination thereof. The Company anticipates that the majority of the properties acquired will be in the New York City area." Please expand your summary disclosure regarding your company and proposed business operations to carefully consider and identify those aspects of your business and the offering that are the most significant and highlight these points in clear, plain language. See Item 503 of Regulation S-B. For example, please briefly disclose the following in the summary section and expand upon these points in your business section and management's discussion and analysis.

         o        You are a development stage company;
         o You have one employee. In this regard, you state on page 22 that "{i}t is anticipated that the only employee of this business in the new future will be its President;" however you list Frimet Taub as an officer and director. Please clarify whether Jacob Roth and Frimet Taub work full-time for World Marketing and clarify Ms. Taub's role. Please also revise your "Employees" section to clarify your disclosure.

         o You have had no revenues since inception and that your auditors have expressed substantial doubt about your ability to continue as a going concern.
         o        When you expect to begin generating revenues;
         o Whether you need to raise a set amount of money in the next 12 months to continue in business. If so, please quantify that amount.
         o The current state of your business operations. In this regard, briefly disclose that you have purchased one property, a condominium in Brooklyn, since inception and briefly disclose the terms of purchase;
         o How many properties you intend to purchase in the next twelve months, whether you expect these properties to be condos or commercial properties, the expected price range and expected source of funds. Also, given the size of the "New York City are" and your limited resources, please disclose more specifically where you intend to purchase properties.

Response:  The Business section has been revised as follows:

o Our primary objective is to acquire, make necessary renovations and resell both residential and commercial real estate. It is anticipated that we may lease some of the properties while they are being held for sale.
o We are a development stage company. We have not developed a revenue source to fund our business plan. We have not previously been in the business of acquiring, renovating and selling or leasing real estate.
o Mr. Roth is our sole active employee. Mrs. Taub will not be active in our day-to-day operations.
o We have had no revenues since inception. Our auditors have expressed substantial doubt about our ability to continue as a going concern. In July 2005, we sold 320,000 shares of our common stock for $32,000 to provide working capital and to provide a portion of the cash required to complete the condominium acquisition discussed above. Our current liabilities at August 31, 2005, exceed our current assets by $689. Our ability to continue as a going concern is contingent upon our ability to raise funds through private placements of our common stock and obtaining loans until we establish sufficient business to support our operating costs.
o We are attempting to sell the condominium property we acquired in August 2005. Assuming we are successful in completing a cash sale within a short period, we should have sufficient working capital to acquire one or two additional properties. If we are unable to sell the property by April 1, 2006, we will attempt to lease the property and may continue to hold it for lease. Should we be unable to sell the property within a few months, we will have to seek other sources of working capital to acquire any additional properties.
o We currently expect to require about $25,000 to meet minimum expenses within the next twelve months, exclusive of capital costs. We would expect to be able to sell additional stock in private placement transactions to raise the minimum amount of working capital required if we are unable to sell our current property.

o We completed the acquisition of our first property on August 25, 2005, a condominium located in Brooklyn, New York, in exchange for $25,000 in cash and 1,900,000 shares of our common stock which was valued at $190,000. The cash payment included $11,000, which was paid at closing and $14,000 which will be due in six months. This has been our only transaction to date.
o We plan to acquire at least one additional property during the current fiscal year ending August 31, 2006. If we are able to complete the sale of our current property, we will probably attempt to acquire more than one additional property, depending upon the financial structure of the transactions. At this point, we would anticipate acquiring properties in the $200,000 to $300,000 range. We expect to acquire the properties using cash, mortgage financing or our common stock or any combination thereof. We anticipate that the majority of the properties acquired will be in upstate New York, Brooklyn, New York or possibly in Eastern European countries. The real estate will be sold directly by us to the extent deemed practical. If necessary, broker services will be used to expedite a given sale.

5. Pursuant to Item 503(b) of Regulation S-B, provide the complete mailing address and telephone number of your principal executive offices in the summary section or on the cover page of the prospectus.

         Response: We have added the following paragraph to the Business section:

         "The mailing address of our principal executive office is 543 Bedford Ave., #176, Brooklyn, New York 11211 and our telephone number is 800-620-3029."


The Offering, page 4
--------------------

6. Disclose the percentage of your outstanding shares that are being offered in this offering.

         Response: The first sentence of the second paragraph was modified as follows.

         "Selling shareholders are offering up to 920,000 shares (11.3% of our outstanding shares) of common stock."


Risk Factors, page 7
--------------------

7. Please remove your reference to "this Information Statement" in the first paragraph on page 7.

         Response: We have removed our reference to "this Information Statement" in the first paragraph on page 7.

8. Do not present risks that could apply to any issuer in your industry, do not reflect your current operations, are not material, or are generic, boilerplate disclosure. Rather, tailor each risk to your specific facts and circumstances. To the extent that a risk is not material to you or your investors, consider whether you need to include it.

For example, we note the disclosure in your "Difficulty of locating suitable investments...." risk factor that you will be competing with financial institutions including mortgage banks, pension funds and real estate investment trusts and other institutional investors and that "[t]here can be no assurance that the Company will be able to locate and complete investments which satisfy the Company's rate of return objective or realize upon their value or that it will be able to fully invest its available capital." Given your one condominium transaction since inception and your financial resources, this disclosure does not appear to reflect your current facts and circumstances. Also, what is your rate of return objective and how much available capital do you have? We note as other illustrative examples the following:

         o        Risks of acquisition, development, construction....., page 8
         o        Adverse consequences of debt financing, page 9
         o        Nature of investments made by the company may involve...., page 10
         o        Third-party bankruptcy risks...., page 11
         o        Hedging policies/risks, page 13
         o        Dividend policy, page 13

         There are only examples. Please revise your risk factors to reflect your facts and circumstances.

         Response: We have revised the following risk factors to more properly reflect our current facts and circumstances.

         WE WILL HAVE DIFFICULTY LOCATING SUITABLE INVESTMENTS BECAUSE OF OUR LIMITED CAPITAL AND DUE TO COMPETITION FROM BETTER CAPITALIZED COMPANIES.

         Identifying, completing and realizing returns on real estate investments has generally been highly competitive, and involve a high degree of uncertainty. We will be competing for investments primarily with individuals and other small businesses which may have more financial resources than we have. Because of our limited resources, we will have more difficulty in acquiring properties than our competition, which may be better capitalized. There can be no assurance that we will be able to locate and complete investments which satisfy our rate of return objective or realize upon their value or that we will be able to fully invest our available capital.

         WE MAY ACQUIRE A PROPERTY THAT MEETS OUR INVESTMENT CRITERIA; HOWEVER, DUE TO UNFORSEEN CIRCUMSTANCES, THE PROPERTY MAY NOT PERFORM AS EXPECTED.

         We intend to acquire existing properties to the extent that they can be acquired with advantageous terms and meet our investment criteria. Our investment criteria is to generally acquire either commercial or residential properties in the $200,000 to $300,000 cost range, including any required renovation, with an expected profit on resale of 14% to 18%. Acquisitions of properties entail general investment risks associated with any real estate investment, including the risk that investments will fail to perform as expected, the estimates of the cost of improvements to bring an acquired property up to standards established for the intended market position may prove inaccurate and the occupancy rates and rents achieved may be less than anticipated.

         ACTUAL RENOVATION COSTS MAY BE SUBSTANTIALLY HIGHER THAN THE ESTIMATE WE USED WHEN WE ACQUIRED A PROPERTY.

         Initially we intend to acquire only complete properties which may require some renovation. There are a number of risks which we face, including; the risk that we do not properly estimate the renovation costs; the risk that renovation and lease of the property may not be completed timely, resulting in increased debt service cost; the risk that material shortages or labor shortages and other factors outside our control, may cause delays, also resulting in increased debt service cost; and the risk of inability or delays in obtaining any required zoning, land-use, building, occupancy and other required governmental permits and authorizations. In addition, renovation activities, regardless of whether or not they are ultimately successful, typically require a substantial portion of management's time and attention.

         OUR BUSINESS PLAN CURRENTLY EXPECTS TO UTILIZE DEBT FINANCING TO ACQUIRE SOME OF OUR PROPERTIES.

         We do not currently have any debt financing, however, we anticipate the need of obtaining debt financing as we add additional properties in the future. The following items relating to debt financing do not currently affect us; however, we do expect them to impact us in the future:

         LEVERAGE - Some of our real estate investments may utilize a leveraged capital structure, in which case a third party lender would be entitled to cash flow generated by such investments prior to us receiving any return. As a result of such leverage, we would be subject to the risks normally associated with debt financing, including the risk that cash flow from operations and investments will be insufficient to meet required payments of principal and interest, the risk that existing debt (which in most cases will not have been fully amortized at maturity) will not be able to be refinanced or that the terms of such refinancing will not be as favorable to us, and the risk that necessary capital expenditures for such purposes as renovations and other improvements will not be able to be financed on favorable terms or at all. While such leverage may increase our returns or the funds available for investment, it also will increase the risk of loss on a leveraged investment. If we default on secured indebtedness, the lender may foreclose and we could lose our entire investment in the security for such loan. Because we may engage in portfolio financings where several investments are cross-collateralized, multiple investments may be subject to the risk of loss. As a result, we could lose our interest in performing investments in the event such investments are cross-collateralized with poorly performing or nonperforming investments. In addition, recourse debt, which we reserve the right to obtain, may subject our other assets to risk of loss.

         RISK OF RISING INTEREST RATES - We may incur indebtedness in the future that bears interest at a variable rate or may be required to refinance our debt at higher rates. Accordingly, increases in interest rates could increase our interest expense and adversely affect our financial condition and results of operations.

         COVENANTS - Various credit facilities or other debt obligations may require us to comply with a number of financial and other covenants on an ongoing basis. Failure to comply with such covenants may limit our ability to borrow funds or may cause a default under our then-existing indebtedness.

         NO LIMITATION ON DEBT - Our organizational documents do not contain any limitation on the amount of indebtedness we may incur. We also have the ability to use a more highly leveraged business strategy than typically used by REITs. Accordingly, we could become highly leveraged, resulting in an increase in debt service that could increase the risk of default on our indebtedness.

         INVESTMENTS IN REAL ESTATE ARE ILLIQUID, WHICH COULD RESULT IN SIGNIFICANT LOSSES IN THE EVENT OF A DOWNTURN IN THE REAL ESTATE MARKET.

         Investments in real estate will be highly illiquid. Such illiquidity limits our ability to modify our portfolio in response to changes in economic or other conditions. Illiquidity may result from the absence of an established market for our investments as well as legal or contractual restrictions on their resale by WMI.

         TO DATE, WE HAVE NOT PAID ANY CASH DIVIDENDS AND NO CASH DIVIDENDS WILL BE PAID IN THE FORSEEABLE FUTURE.

         Our future payment of dividends will depend on decisions that will be made by our Board of Directors from time to time based on our results of operations and financial condition and such other business considerations as our Board of Directors considers relevant. We presently anticipate that we will retain all available funds for use in the operation and expansion of our business and do not anticipate paying any dividends in the foreseeable future.

9. Your captions do not clearly indicate what effect the risks may have. For example, your risk factor caption on page 8 merely states "Risks of acquisition, development, construction and renovation activities." What will be the impact of this risk on World Marketing? In this regard, the risk you reference is vague. Revise throughout to succinctly identify in your captions the risks that result from the facts and uncertainties. Potential investors will be better able to read the risk factor captions and come away with an understanding of what the risk is and the result of the risk as it specifically applies to this transaction and your company. Similarly, revise the body of your risk factors to clearly state the risk that investors may face.

         Response: We have modified our disclosure of "Risks" in an attempt to make them clearer and more specific to our situation.

10. Please delete the "General Risks" paragraph on page 7. Once you have revised this section to comply with comment 6, you will not need this generic, boilerplate risk disclosure.

         Response:  We have deleted the "General Risks" paragraph on page 7.

11. Item 503(c) of Regulation S-B requires a discussion of those risks that make the offering speculative or risky. Please reconsider what risks are material and revise as necessary. We note the following risks as examples only. To the extent the company is facing the following and other material risks, please revise to include an appropriate discussion.

         o Whether your stock will be considered a penny stock. If so, disclose the risks and requirements for brokers for sales of such stock. We direct your attention to Rules 15g-1 through 15g-9.
         o The price of your shares was arbitrarily determined by you and does not reflect the actual value of your company.
         o Your independent auditor has stated that there is a substantial doubt about your ability to continue as a business.
         o Future issuances of shares may adversely impact the value of your stock should a public trading market ever develop.
         o Investors may lose their entire investment if you are unable to implement your plan of operations.
         o You will incur costs and expenses due to SEC reporting and compliance.
         o Because you intend to "acquire real estate using cash, mortgage financing or [your] common stock or any combination thereof, "the risk that potential sellers will not accept your common stock as all, or a portion of, the consideration.

         Response: We propose to add the following additional risk factors.

         BECAUSE OUR SECURITIES ARE SUBJECT TO PENNY STOCK RULES, YOU MAY HAVE DIFFICULTY RESELLING YOUR SHARES.

         Because our common stock is not traded on a stock exchange or on the Nasdaq National Market or the Nasdaq Small-Cap Market, and the market price of the common stock is less than $5.00 per share, the common stock is classified as a "penny stock". This makes it subject to reporting, disclosure and other rules imposed on broker-dealers by the Securities and Exchange Commission requiring brokers and dealers to do the following in connection with transactions in penny stocks:

         Prior to the transaction, to approve the person's account for transactions in penny stocks by obtaining information from the person regarding his or her financial situation, investment experience and objectives, to reasonably determine based on that information that transactions in penny stocks are suitable for the person, and that the person has sufficient knowledge and experience in financial matters that the person or his or her independent advisor reasonably may be expected to be capable of evaluating the risks of transactions in penny stocks. In addition, the broker or dealer must deliver to the person a written statement setting forth the basis for the determination and advising in highlighted format that it is unlawful for the broker or dealer to effect a transaction in a penny stock unless the broker or dealer has received, prior to the transaction, a written agreement from the person. Further, the broker or dealer must receive a manually signed and dated written agreement from the person in order to effectuate any transactions is a penny stock.

         Prior to the transaction, the broker or dealer must disclose to the customer the inside bid quotation for the penny stock and, if there is no inside bid quotation or inside offer quotation, he or she must disclose the offer price for the security transacted for a customer on a principal basis unless exempt from doing so under the rules.

         Prior to the transaction, the broker or dealer must disclose the aggregate amount of compensation received or to be received by the broker or dealer in connection with the transaction, and the aggregate amount of cash compensation received or to be received by any associated person of the broker dealer, other than a person whose function in solely clerical or ministerial.

         The broker or dealer who has effected sales of penny stock to a customer, unless exempted by the rules, is required to send to the customer a written statement containing the identity and number of shares or units of each such security and the estimated market value of the security. Imposing these reporting and disclosure requirements on a broker or dealer make it unlawful for the broker or dealer to effect transactions in penny stocks on behalf of customers.

         OUR AUDITORS HAVE ISSUED A GOING CONCERN OPINION. THIS MEANS WE MAY NOT BE ABLE TO ACHIEVE OUR OBJECTIVES AND MAY HAVE TO SUSPEND OR CEASE OPERATIONS.

         Our auditors have issued a going concern opinion as at August 31, 2005. This means that there is substantial doubt that we can continue as an ongoing business without additional debt or equity financing and/or generating profits. If we are unable to do so, we will have to cease operations and you will lose your investment.

         BECAUSE WE MAY ISSUE ADDITIONAL SHARES OF COMMON STOCK IN PUBLIC OFFERINGS, PRIVATE PLACEMENTS OR TO ACQUIRE ADDITIONAL PROPERTIES, YOUR OWNERSHIP INTEREST IN US MAY BE DILUTED.

         In the future we may issue shares of our common stock to pay for services, to pay for properties, or to raise money for our operations, your ownership interest may be diluted. This will result in your percentage ownership in us decreasing.

         WE LACK AN OPERATING HISTORY AND HAVE LOSSES THAT WE EXPECT TO CONTINUE INTO THE FUTURE. THERE IS NO ASSURANCE OUR FUTURE OPERATIONS WILL RESULT IN PROFITABLE REVENUES. IF WE CANNOT GENERATE SUFFICIENT REVENUES TO OPERATE PROFITABLY, YOU WILL LOSE YOUR INVESTMENT.

         We were incorporated on March 22, 1999, under the name Webmarketing, Inc. Webmarketing attempted to establish a web-based marketing business for health care products from its inception in 1999 until 2001. However, Webmarketing did not establish any revenues and discontinued these operations in 2002. On July 22, 2005, we began our new business of acquiring, making necessary renovations and reselling both residential and commercial real estate. Our real estate business experienced a loss of $7,739 from its inception of July 22, 2005, through August 31, 2005. We had lost $28,995 in our prior endeavors. Our ability to achieve and maintain profitability and positive cash flow is dependent upon our ability to locate, finance and acquire properties which we can renovate and resell at a profit.

         Based upon current plans, we expect to incur operating losses in the immediate future because we will be incurring certain start-up expenses and not generating revenues until we can either sell or lease our property. We cannot guarantee that we will be successful in generating revenues in the future. Failure to generate revenues will cause you to lose your investment.

         WE WILL INCUR COSTS AND EXPENSES DUE TO THE ADDITIONAL BURDEN OF MEETING SEC REPORTING AND COMPLIANCE REQUIREMENTS.

         In addition to our normal business operating costs, we will incur additional costs associated with being a public company. These costs will include audit and accounting services, transfer agent services and other legal and professional services required of a reporting public company by the SEC.

         BECAUSE WE INTEND TO ACQUIRE PROPERTIES USING CASH, MORTGAGE FINANCING OR OUR COMMON STOCK OR ANY COMBINATION THEREOF, A LARGE NUMBER OF PROPERTIES WILL NOT BE AVAILABLE SINCE THE SELLERS WILL NOT ACCEPT OUR COMMON STOCK AS PARTIAL CONSIDERATION.

         There is not currently any market for our common stock. Our ability to convince a seller to accept our common stock as partial consideration for their property will be severely limited by our inability to provide a supportable value for our common stock. We may be unable to acquire properties using our common stock, which may impair our ability to expand to a sufficient size to support our anticipated cost structure.

12. Add as your first risk factor that your company consists of only Jacob Roth and Frimet Taub. In this regard, discuss how they will have to develop the company's fledgling business and manage the reporting requirements of a public company. Also, it is unclear from their biographies whether they have any public company experience, including experience as a principal executive officer and principal accounting officer of a public (or private) company. In this regard, we note your disclosure on page 18 that you do not have a person qualified as an audit committee expert. It is also unclear whether either Mr. Roth or Ms. Taub has any real estate investment experience. If applicable, please highlight this lack of experience.

         Response: 1. We will add the following.

         WE ARE DEPENDENT FOR OUR SUCCESS ON ONE KEY EXECUTIVE OFFICER. WERE HE TO LEAVE, WE WOULD BE FORCED TO EXPEND SIGNIFICANT TIME AND MONEY IN THE PURSUIT OF A REPLACEMENT, WHICH WOULD RESULT IN BOTH A DELAY IN THE IMPLEMENTATION OF OUR BUSINESS PLAN AND THE DIVERSION OF WORKING CAPITAL. WE MAY BE FORCED TO CEASE OPERATIONS IF WE ARE UNABLE TO FIND A REPLACEMENT.

         We have two officers who also currently serve as our sole directors. Mr. Jacob Roth serves as our Chief Executive Officer and will be responsible for all operations during our start-up phase. Mrs. Frimet Taub, our other officer and director, and the daughter of Mr. Roth, will not be active in the day-to-day operation of the business. We do expect to hire additional personnel when funding and the level of operations allow.

         We are dependent on the efforts of Mr. Roth. While we believe we could find a replacement for Mr. Roth, the loss of his services could have a temporary adverse effect on the operations of WMI and could result in our ceasing operations permanently. We do not have an employment agreement with Mr. Roth. There can be no assurance that we will be able to retain him or to attract suitable replacements or additional personnel if required.

         2. Mr. Roth's biography has been expanded, see question 26.

Difficulty of locating suitable investments; competition; capital requirements, page 7
--------------------------------------------------------------------------------

13. Please move your last paragraph regarding your need for capital into a separate risk factor and discuss in specific terms the amount of capital you have, the amount of capital you anticipate requiring to continue in operations for the next twelve months and the challenges you will face in obtaining this capital, given your limited resources. Also, you state in your management's discussion and analysis section that you expect to "use both loans from existing shareholders and sales of [your] common stock in private placements to fund [your] operations until [you] can produce positive cash flow." Revise accordingly. In addition, in light of the disclosure in your management's discussion and analysis section regarding your anticipated sources of capital, your risk factor disclosure under "[a]dverse consequences of debt financing" does not appear relevant to your business at this time. Please remove it or revise it to reflect any financing risks you reasonably expect to face.

         Response: Following is the risk factor discussing capital requirements.

         WE ARE DEPENDENT UPON THE FUNDS FROM OUR PRIVATE PLACEMENT TO START OUR BUSINESS, THE PROCEEDS OF WHICH MAY BE INSUFFICIENT TO ACHIEVE SUFFICIENT REVENUE TO BE PROFITABLE. IF WE NEED ADDITIONAL FUNDS AND CAN'T RAISE THEM, YOU COULD LOSE YOUR INVESTMENT.

         We have just initiated our operations. We raised net proceeds of $32,000 from our private placement. We used $11,000 of this amount as the initial cash payment on a condominium for which we issued 1,900,000 shares of our common stock. We owe a balance of $14,000 on February 25, 2006. We expect to need approximately $30,000 to complete this filing and have $13,311 in cash at August 31, 2005. Accordingly, we estimate that we will require $31,000 to complete this filing and pay the balance due on the condominium and will require approximately $25,000 in additional funds to cover operating costs and other legal and professional services incident to a public company.

         If we are able to sell our condominium within a few months, the proceeds should be adequate to cover the $56,000 first year cost estimate. If we are unable to sell the condominium within a short period, we will attempt to raise the necessary funds either through another private placement of our common stock or through loans.

Risks of acquisition, development, construction...., page 8
-----------------------------------------------------------

14. Please remove the above combined heading and include complete risk factor captions to replace "acquisitions" and "development, construction and renovation." Please also see comment 7 and revise these risk factors to reflect your current facts and circumstances. For example, under your "acquisition" subheading, there is no explanation of your "investment criteria" and the specific challenges you will face in locating properties under this criteria.

         Response: This modification is included in the response to number 8.

15. You disclose you may make investments in businesses as well as real estate; however, there is no disclosure in your business section or plan of operation regarding possible investments in businesses. Please include a separate risk factor to explain what you mean by investing in real estate that has "experienced severe financial difficulties" and the specific risks that are associated with this type of investment.

         Response: This is not currently part of the business plan, so the risk has been eliminated.

Reliance on major tenants, page 11
----------------------------------

16. Please clarify that you currently do not have nay commercial tenants. Because your one property is a residential condominium, please specifically address the risks regarding residential tenants. In this regard, if you have a residential tenant in your condominium, disclose for illustrative purposes how much that person pays in rent and any challenges you would face if that person does not pay the rent for does not renew the lease when it expires.

         Response:  We have modified the risk factor as follows.

         SINCE WE CURRENTLY HAVE ONLY ONE PROPERTY AND EXPECT TO HAVE ONLY A LIMITED NUMBER OF PROPERTIES IN THE FUTURE, OUR LEASE REVENUES WILL BE DEPENDENT UPON A VERY LIMITED NUMBER OF TENANTS.

         Our financial position may be adversely affected by financial difficulties experienced by any of our tenants, including a loss of work, a bankruptcy, insolvency or general downturn in the business of the tenant. We would expect to be able to replace a tenant in a relatively short period; however, it is likely that we could miss several months of revenue.

Changes in policies without stockholder approval, page 11
---------------------------------------------------------

17. Please combine this risk factor with your risk factor entitled "[c]ontrol by executive officers and directors" since your two directors and officers own 63% of World Marketing and, therefore, control decisions made by both the board and the shareholders.

         Response: These two risk factors have been combined as follows.

         THE EXECUTIVE OFFICERS AND DIRECTORS OF WMI OWN APPROXIMATELY 63% OF OUR COMMON STOCK AND CAN CHANGE OUR POLICIES WITHOUT APPROVAL FROM OTHER STOCKHOLDERS.

         Based solely on their ownership of WMI common stock, our executive officers and directors beneficially own an aggregate of 5,150,000 shares, or approximately 63%, of our outstanding common stock. Such persons will have substantial influence over us and on the outcome of matters submitted to our stockholders for approval. In addition, such ownership could discourage acquisition of our common stock by potential investors, and could have an anti-takeover effect, possibly depressing the trading price of our common stock.

         Our investment, financing, borrowing and distribution policies and our policies with respect to all other activities, growth, debt, capitalization and operations, will be determined by our Board of Directors. Although it has no present intention to do so, our Board of Directors may amend or revise these policies at any time and from time to time at its discretion without a vote of our stockholders. A change in these policies could adversely affect our financial condition, results of operations and the market price of our common stock.

Costs of compliance with the Americans with disabilities.... Page 12
Noncompliance with other laws, page 13
--------------------------------------------------------------------------------

18.      You state in each of these risk factors that you believe that your
         "properties" are "substantially in compliance...." or are "in material compliance...." Please see comment 7 and revise to disclose how these regulations impact your one residential property.

         Response: The risk factors have been modified as follows.

         IF WE INVEST IN COMMERCIAL PROPERTIES WE WILL BE REQUIRED TO COMPLY WITH THE AMERICANS WITH DISABILITIES ACT AND SIMILAR LAWS.

         Under the Americans with Disabilities Act of 1980 (the "ADA"), places of public accommodations and commercial facilities are required to meet certain Federal requirements related to access and use by disabled persons. Compliance with ADA requirements could require both structural and non-structural changes to the properties in which we invest and noncompliance could result in the imposition of fines by the United States government or an award of damages to private litigants. We may incur costs of compliance in the future. A number of additional Federal, state and local laws exist which impose further burdens or restrictions on owners with respect to access by disabled persons and may require modifications to properties in which we invest, or restrict certain further renovations thereof, with respect to access by disabled persons. Final regulations under the ADA have not yet been promulgated and the ultimate amount of the cost of compliance with the ADA or other such laws is not currently ascertainable. While such costs are not expected to have a material effect, they could be substantial. If required changes involve greater expense than we anticipated, our financial condition and results of operations could be adversely affected.

         Real estate properties are also subject to various Federal, state and local regulatory requirements, such as state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. There can be no assurance that these requirements will not be changed or that new requirements will not be imposed which would require us to make significant unanticipated expenditures.

Recently formed entity; lack of independent operating history, page 13
----------------------------------------------------------------------

19. Please expand this risk factor to describe the "financial, managerial or other difficulties" you will face. Also, please consider whether your lack of operating history will make it difficult to assess your future results.

         Response: See "We lack an operating history ..." in response number 11.

Absence of prior trading market for company common stock..... page 14
---------------------------------------------------------------------

20. The risk you describe is vague. Please revise to state that even if your stock is approved for quotation by a market maker through the NASD over-the-counter bulletin board, stocks traded over this quotation system are usually thinly traded, highly volatile and not followed by analysts. Also, we note your disclosure that you intend to apply for quotation on the OTC Bulletin Board. Revise the disclosure to make clear that only market makers may apply with the NASD to have a company's securities accepted for trading on the OTC Bulletin Board. Disclose the requirements to trade on the OTC Bulletin Board and the anticipated timing of your quotation on the OTC Bulletin Board. Confirm that the company has identified broker dealers who have expressed an interest in becoming market makers in the company's securities.

         Response: We will revise the risk factor as follows:

         THERE IS NO PRIOR TRADING MARKET FOR OUR COMMON STOCK.

         There is no existing market for our common stock. We do not yet have a market maker. A market maker is required to apply for quotation and trading of our common stock on the OTC Bulletin Board. No assurance can be given that an active trading market for our common stock will develop. Prices at which our common stock may trade cannot be predicted. Stocks traded over the NASD OTC Bulletin Board are usually thinly traded, highly volatile and not followed by analysts. The prices at which our common stock trades will be determined by the marketplace and may be influenced by many factors, including, among others, the success of our business, the depth and liquidity of the market for our common stock, and general economic and market conditions. The depth and liquidity of the market for our common stock may be affected by the aggregate beneficial ownership by our executive officers and directors, currently approximately 63% of our common stock.

         In addition, the stock market has experienced extreme price and volume fluctuations which have affected the market price of many companies and which have at times been unrelated to the operating performance of the specific companies whose stock is traded. Broad market fluctuations and general economic conditions may adversely affect the market price of our common stock.

Dependence on Key Personnel, page 14
------------------------------------

21. Rather than referring to your "executive officer and other key personnel," please refer to Mr. Roth and Ms. Taub. Also, we note your disclosure that "the loss of their services could have a temporary adverse effect on the operations of the Company;" however, assuming that Mr. Roth will be the only employee of this business as you state on page 22, it appears that your business would need to cease operations if Mr. Roth decides to leave World Marketing. Please revise.

         Response: Incorporated into response for number 12.

Item 7. Selling Security Holders, page 15
-----------------------------------------

22. Please revise your table to include the total number of shares being offered. Please also describe the transaction in which the selling shareholders received the shares and clarify why Chaya Mermelstein is deemed an affiliate. Also, please provide us with your analysis regarding why you believe these transactions were exempt under Section 4(2) of the Securities Act.

         Response: 1. The total number of shares being offered (920,000) will be added to the table;

         2. Although the share ownership of Chaya Mermelstein ("Mermelstein") should normally be enough for Mermelstein to be deemed an affiliate, Mermelstein has no ability to control or direct the action of the Board of Directors due to Mr. Roth's controlling ownership. Accordingly, Mermelstein should not be deemed an affiliate.

         3. The relatively small size of the offering, the limited number of investors (12) and the investor's past personal relationship with Mr. Roth indicates that the sale of securities would be deemed a private offering, as opposed to a public offering. Since Section 4(2) identifies an acceptable number of investors as 25 we are of the opinion that the offering does qualify for a Section 4(2) exemption and as an exemption under Regulation D of Section 504.

Blue Sky, page 16
-----------------

23. Briefly describe the process and timing of securing the listing in Standard and Poor's corporate manual. Also, we note your disclosure that "[t]o the best of [your] knowledge, [you] have made all appropriate filings in New York to permit sales of the securities registered in this offering." Please disclose the particular filings you made and please also remove the "knowledge" qualification since the blue sky laws must be satisfied before the selling shareholders can sell their shares. Please also clarify whether the filings that you have made in New York only permit the selling shareholders to sell their shares to other New York residents.

         Response:1. We will include the following brief description regarding listing in Standard and Poor's corporation manual. "The process of securing a listing in Standard and Poor's corporate manual includes payment of a fee, and filing a number of documents to include the corporate background, capitalization information, stock data, and earnings and financial data.

         2. The second paragraph of this section has been replaced with the following paragraph.

         All of our selling shareholders currently reside in New York. We have made all appropriate filings in New York to permit sales of the securities registered in this offering. We filed an M-11 registration with the State of New York Office of the Attorney General on May 27, 2005, under file number S31-19-32. We also filed a State Notice and Further State Notice with the State of New York Department of State on June 2, 2005.

         3. The shareholders are currently subject to Rule 144 restrictions and are not limited to selling their shares to other New York residents.


Item 8. Plan of Distribution, page 16
-------------------------------------

24. We note your disclosure in the third paragraph regarding the possibility of an illegal distribution. Please disclose whether you have any arrangements, oral or written, with any of the selling shareholders regarding the distribution of the shares on your behalf. Please also briefly describe what the requirements of Regulation M are and explain how these requirements may "limit the timing of purchases and sales of any of the securities by the selling shareholders...."

         Response:1. We will add the following to the end of the first paragraph in the disclosre under Plan of Distribution on page 16. "There are no arrangements, oral or written, with any of the selling shareholders regarding the distribution of their shares on our behalf."

         2. We will add the following as a new paragraph 3. "Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholder or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

Item 10. Directors, Executive Officers, Promoters and Control Persons, page 18
------------------------------------------------------------------------------

25. Please disclose the nature of Virilitec's business when Mr. Roth was its chief executive officer. In addition, given that Virilitec merged with another company and changed control immediately after becoming a reporting company in 2003, disclose in the business section whether World Marketing has any plans or arrangements to merge with another company or otherwise engage in a transaction that would change the control of World Marketing.

         Response: 1. Virilitec was formed to license and distribute a line of bioengineered virility nutritional supplements, designed to enhance human male sperm count and potency. Management believed that the success and widespread coverage generated by Pfizer's Viagra(R) positioned the market to be receptive to the introduction of a naturally derived nutritional supplement that is cheaper and may produce a positive effect upon male potency. Virilitec was not successful in implementing its business plan and after looking at other possible products to expand its line, management determined it to be in the best interest of the shareholders to acquire an operating company.

         2. Virilitec became a reporting company in February 2000; Mr. Roth became CEO effective July 1, 2002; and the merger occurred in December 2003. WMI does not have any plans or arrangements to merge with another company or otherwise engage in a transaction that would change the control of WMI.

26. Please disclose Mr. Roth's business experience for the last five years. In this regard, we note that the description of Mr. Roth's business experience in Virilitec reports filed in 2003 differs from the description in this registration statement.

         Response: Mr. Roth's business experience has been updated as follows:

         JACOB ROTH was named President and Director of WMI on March 22, 1999. Previously, Mr. Roth was Chief Executive Officer of Virilitec Industries, Inc., a public company engaged in attempting to distribute a line of bioengineered virility nutritional supplements, from July 1, 2002, until December 1, 2003. Additionally, Mr. Roth was the President of JR Consulting, a public company engaged in consulting for other corporations, from 1982 until 1995. When not otherwise employed, Mr. Roth is a financial consultant to corporations.

Item 11. Security Ownership of Certain Beneficial Owners and Management, page 19
--------------------------------------------------------------------------------

27. Please update the table from August 31, 2005 to the most recent practicable date.

         Response: Updated to November 30, 2005.

Item 16. Description of Business, page 21
-----------------------------------------

28. Please expand this section to discuss your business in greater detail. For example, you reference "the Company's investment criteria" in your risk factors section. Please describe your investment criteria in this section. Also, please disclose whether you plan on focusing on residential properties or commercial. Please also disclose the specific geographical areas in the "New York City are" where you intend to operate. Describe your one transaction with Chaya Mermelstein and file the agreements related to this transaction as an exhibit.

         Disclose how you raised the cash portion of the consideration to purchase this property. These are only examples. Please expand this section accordingly.

         Response: See response to question 4.

Governmental regulations; approval, compliance, page 22
-------------------------------------------------------

29. You include a number of risk factors explaining how various regulations could impact your business. Please explain these regulations in this section.

         Response: We will add the following paragraph in this section.

         If we acquire commercial properties, we will be required to meet the Federal requirements related to access and use by disabled persons, pursuant to the Americans with Disabilities Act of 1980. Modifications of these or other requirements could result in additional costs of compliance by WMI.

Item 17. Management's Discussion and Analysis or Plan of Operation, page 23
---------------------------------------------------------------------------

30. The discussion of your planned operations is vague. Please revise your disclosure to include a more detailed plan of operation and cash requirements for the next twelve months. See Item 303(a) of regulation S-B. Provide management's assessment of the likelihood that these plans can be effectively implemented and will be successful in eliminating the uncertainty of your ability to continue as a going concern. Clearly identify and discuss those elements that are particularly significant or critical to overcoming your present financial difficulties. Rather than merely stating that you intend "to purchase one or more additional properties," please disclose the amount of capital you reasonably believe you will be able to raise in the next twelve months to purchase properties and, to the extent possible, please disclose the type of real estate, e.g., residential or commercial, and the approximate number of properties that this amount of capital could reasonably purchase. Please also disclose to the extent possible the percent of your capital that you would reserve to refurbish each property.

         In addition, disclose your specific plans with regard to your current property. For example, are you currently refurbishing this condominium with the intent to sell it? Discuss the anticipated capital requirements to repair, renovate and market this property. Also, when do you intend to sell it?

         Response: Our plan of operations will be revised as follows.

         This statement contains forward-looking statements within the meaning of the Securities Act. Discussions containing such forward-looking statements may be found throughout this statement. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, the risk factors set forth in Item 3 and the matters set forth in this statement.

         At the present time we have only nominal overhead costs. Our officers are not on any payroll and our offices and administrative assistance are now being provided at no cost. This situation will remain constant until such time as we have sufficient capital to afford to pay salaries.

         We completed the acquisition of our first property on August 25, 2005, a condominium located in Brooklyn, New York, in exchange for $25,000 in cash and 1,900,000 shares of our common stock which was valued at $190,000. The cash payment included $11,000, which was paid at closing and $14,000 which will be due on February 25, 2006. This has been our only transaction to date.

         We have had no revenues since inception. Our auditors have expressed substantial doubt about our ability to continue as a going concern. In July 2005, we sold 320,000 shares of our common stock for $32,000 to provide working capital and to provide a portion of the cash required to complete the condominium acquisition discussed above. Our current liabilities at August 31, 2005, exceed our current assets by $689. Our ability to continue as a going concern is contingent upon our ability to raise funds through private placements of our common stock and obtaining loans until we establish sufficient business to support our operating costs.

         We are attempting to sell the condominium property we acquired in August 2005. Assuming we are successful in completing a cash sale within a short period, we should have sufficient working capital to acquire one or two additional properties. If we are unable to sell the property by April 1, 2006, we will attempt to lease the property and may continue to hold it for lease. Should we be unable to sell the property within a few months, we will have to seek other sources of working capital to acquire any additional properties.

         We currently expect to require about $25,000 to meet minimum expenses within the next twelve months, exclusive of capital costs. In addition, we plan to acquire at least one additional property during the current fiscal year ending August 31, 2006. If we are able to complete the sale of our current property, we will attempt to acquire more than one additional property, depending upon the financial structure of the transactions. At this point, we would anticipate acquiring properties in the $200,000 to $300,000 cost range. We expect to acquire the properties using cash, mortgage financing or our common stock or any combination thereof. We anticipate that the majority of the properties acquired will be in upstate New York, Brooklyn, New York or possibly in Eastern European countries. The real estate will be sold directly by us to the extent deemed practical. If necessary, broker services will be used to expedite a given sale.

         We expect to need approximately $30,000 to complete this filing and have $13,311 in cash at August 31, 2005. Accordingly, we estimate that we will require $31,000 to complete this filing and pay the balance due on the condominium and will require approximately $25,000 in additional funds to cover operating costs and other legal and professional services incident to a public company.

         If we are able to sell our condominium within a few months, the proceeds should be adequate to cover the $56,000 first year cost estimate. If we are unable to sell the condominium within a short period, we will attempt to raise the necessary funds either through another private placement of our common stock or through loans.

         With the property available as collateral, we expect to be able to obtain any loans that might be necessary to cover any temporary short-fall of funds.

31. Disclose any costs you expect to have in the next twelve months. For example, please quantify your expected costs of operating as a public company.

         Response: During the year ending August 31, 2006, we expect to need approximately $56,000, assuming we are unable to sell our condominium. We owe a balance of $14,000 on our condominium which is due on February 25, 2006. We expect to need approximately $30,000 to complete this filing and have $13,311 in cash at August 31, 2005. Accordingly, we estimate that we will require $31,000 to complete this filing and pay the balance due on the condominium and will require approximately $25,000 in additional funds to cover operating costs and other legal and professional services incident to a public company. If we are unable to sell the condominium within a short period, we will attempt to raise the necessary funds either through another private placement of our common stock or through loans.


Item 19. Certain Relationships and Related Transaction, page 24
---------------------------------------------------------------

32. Indicate the date of purchase of Mr. Roth's shares and explain how you valued the shares. Please also include similar disclosure regarding the shares issued to Ms. Taub.

         Response: The disclosure has been modified as follows.

         Jacob Roth is our only promoter. He has never received anything of value, tangible or intangible, directly or indirectly, from us.

         Mr. Roth acquired 4,900,000 shares of our common stock for a total consideration of $490 ($.0001 per share) in March 1999. The founder shares were sold at par ($.0001).

         Mrs. Taub is the daughter of Mr. Roth. Mrs. Taub acquired 250,000 shares of our common stock for a total consideration of $25 ($.0001 per share) in March 1999. The founder shares were sold at par ($.0001).


Report of Independent Registered Public Accounting Firm, page 28
----------------------------------------------------------------

33. We note that Creason & Associates PLLC is located in Tulsa, Oklahoma; while your primary business operations are in the New York City area. Please tell us whether the auditors are licensed to audit a company located in New York. If the firm is not licensed, ask your auditors to explain why a license is not required.

         Response: Our auditor has advised us that it is his understanding, based upon work in other states, that as long as he was not required to physically enter a state to perform audit procedures, he could issue an audit opinion without being licensed in that state. Our auditor performed all audit procedures for this engagement in the state in which he is licensed.


Note 1:  Significant accounting policies, page 34
-------------------------------------------------

34. In the summary of significant accounting policies, we note your policy for recognizing revenue from real estate sales. Please expand your disclosure to address the conditions that a transaction must meet to qualify for revenue recognition. For additional guidance, please see SFAS No. 66, ACCOUNTING FOR SALES OF REAL ESTATE.

         Response: The accounting policy will be revised as follows.

         Revenue from real estate sales is recognized when the related property is subject to a binding contract and all significant obligations have been satisfied. A sale shall not be considered to be consummated until
         (a) the parties are bound by the terms of a contract, (b) all consideration has been exchanged, (c) any permanent financing for which the seller is responsible has been arranged, and (d) all conditions precedent to closing have been performed.

         Revenue from real estate leasing is recognized during the period of the lease. No revenue has been recognized.

Item 26. Recent Sales of Unregistered Securities, page 39
---------------------------------------------------------

35. Please identify the persons or class of persons to whom you sold the securities. See Item 701(b) of Regulation S-B. For transactions in which you sold securities to individuals, specify whether the purchasers are affiliated with your company.

         Response: We will add the following to the disclosure. "All sales were to unaffiliated individuals who are residents of the state of New York.

Exhibit 5.1 - Opinion of G. David Gordon & Associates, P.C.
-----------------------------------------------------------

36. We note the counsel has stated that the shares, "when issued . . . will be duly and validly issued . . ." Because these shares have already been issued, it is unclear why counsel has made this qualification. Please advise or delete this qualification.

         Response: The opinion will be modified accordingly when the amended submission is filed.

                              AGREEMENT TO PURCHASE

This is a legally binding contract. If you do not understand this contract, please seek legal council, THIS AGREEMENT entered into on the 25th day of August, 2005 by and between. World Marketing, Inc. or his/her/their assignee(s) hereinafter referred to as "Buyer", and Chaya B Merrnelstein, hereinafter referred to as "Seller".

     1. PROPERTY PURCHASED: In consideration of the mutual promises herein contained, the Seller agrees to sell_ and the Buyer agrees to buy, in accordance with the terms and conditions of this Agreement. the following described Real Property, Situated in the City of Brooklyn, the County of Kings and the State of N.Y and described as follows:

                        UNIT 2C 125 DIVISION REALTY CORP

          Together with all the improvements thereon, all privileges, appurtenances, easements, and all fixtures presently situated in said building, including, but not by way of limitation: all heating and air conditioning equipment including window units, all electrical, plumbing and bathroom fixtures.

     2. PRICE AND TERMS: Buyer hereby agrees to pay for said property the sum of 1,900,000 shares Dollars ($25,000) payable as follows:

                    The Buyer agrees to pay $11,000 on 8/26/05 $14,000 Dollars (Within 6 months) as the down payment on the property. With 8% percent interest.

     3. SELLER'S CERIFICATION: Seller certifies to Buyer that, to the best of Seller's Knowledge (a) there is no termite damage to the REAL ESTATE:
          (b) the fireplaces, electrical, plumbing, heating, air conditioning equipment and systems, and other items included herein will be operational on Possession: (c) there ore no pending orders of ordinances or resolutions that have beets enacted authorizing work or improvements for which the REAL ESTATE may be assessed and (e) No City, County or Stale orders base been served upon hint requiring work to be done or improvements to be made which have not been performed.

     4. INSPECTION: Seller agrees to give Buyer, and/or his agent, access to inspect the entire premises. Inspection shall include every room, plumbing, wiring, structure, foundation and all mechanical components. Should any deficiencies be found, the Seller shall have the option of either repairing the deficiency, deducting the cost of the repair from the down payment, or notifying the Buyer that the Seller cannot meet the terms of this contract and refunding the Earnest Money deposited by the Buyer.

     5. CONVEYANCE AND CLOSING: Within 20 Days from acceptance, or upon repair of any deficiency in building condition by Seller, or within 5 days of receipt of assumption materials from seller's lending institution by closing agent, whichever is later, both parties shall deposit with the authorized escrow holder, selected by the Buyer, all funds and instruments necessary to complete the sale in accordance with the terms hereof. Seller shall be responsible for deed(s) preparations and shall covey marketable title to the REAL ESTATE by deed of general warranty, on or before Oct. 13. 2005, or at such sooner time as mutually agreeable to the parties hereto, free, clear and unencumbered, as of Closing, except restrictions and easements of records which do not adversely affect the use of REAL ESTATE. Seller shall have the right to remove liens at the Closing out of the Purchase Price on or before Oct. 13. 2005.

     6. CONDITIONS OF IMPROVEMENTS: Seller agrees that on Possession, the REAL ESTATE shall be in the same condition as it is on the date of this Purchase Offer, except for ordinary wear and tear. In case the REAL ESTATE herein referred to is destroyed wholly or partially by fire or other casualty Buyer shall have the option for 10 days thereafter of proceeding with the terms of this contract, with and agreed adjustment to the sale price, or of terminating this agreement and being repaid all amounts paid hereunder.

     7. DEFAULT: It is expressly agreed that upon the event of any default or failure on the part of the Buyer, to comply with the terms and conditions of this contract, that Seller agrees to accept only the EARNEST MONEY deposited by the buyer without any claims to the shares.. Upon default by the Seller to perform under this agreement, all deposits shall be returned to Buyer on demand, and Buyer shall not thereby waive any right to remedy he may have because of such refusal.

     8. SOLE CONTRACTOR: The parties agree that this Agreement to Purchase constitutes their entire agreement. Any amendments to this Contract shall be made in writing, signed by all parties and copies shall be attached to all copies of the original Purchase Contract. The term and conditions of this Contract are to apply to and bind and inure to the benefit of the heirs, executors, administrators, successors, and assigns of the respective parties. All provisions of this contract shall survive the closing. All parties are advised to seek competent advice, unless they fully understand all terms of the contract. Should there be any term or condition in this contract that is not in accord with the applicable leg statutes, either party may void that portion of the contract by having his lawyer furnish a written opinion stating the reason, and citing the proper law or court case.

     9. EXPIRATION: This offer shall expire unless a copy hereof with Seller's written acceptance is delivered to Buyer or his Agent on or before Oct. 13, 2005, 3 p.m. (AM/PM/NOON/MIDNIGHT) on October 14, 2005.

     10. APPROVAL: The undersigned Buyer(s) has read, fully understands and approves the foregoing offer and acknowledges possession of a signed copy.


/s/ Jacob Roth                               /s/ Chaya B. Mermelstein
-----------------------------------          -----------------------------------
Buyer                                        Seller

                                   ACCEPTANCE

The undersigned Seller(s) has read, fully understands and verifies the above information as being correct and accepts the foregoing offer, agreeing to sell the herein described property.


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